EXHIBIT 99.1

Yamana Gold Announces First Gold and Silver Production at Cerro Moro and Provides Details on Mine Exploration Program

TORONTO, May 16, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or “the Company”) is pleased to announce the first pour of gold and silver doré at Cerro Moro which occurred on May 15, 2018.  The Company is also pleased to provide several other updates relating to Cerro Moro including an update on exploration.  The Cerro Moro mine is located in Santa Cruz province, Argentina and is a high-grade gold and silver operation sourcing ore from a combination of underground and open pit mining.

The production ramp up of Cerro Moro continues to track according to plan with commercial production expected in the second quarter of 2018.

OPERATIONAL OUTLOOK

The following table presents 2018 to 2020 production expectations for Cerro Moro, which are unchanged from guidance provided earlier in 2018.

Production (ounces)	2017 Actual	2018 Guidance	2019 Guidance	2020 Guidance
Gold	-	85,000	125,000	130,000
Silver	-	3,750,000	6,000,000	8,300,000

The Company expects most of Cerro Moro’s 2018 production in the second half of the year.  With the ramp up of production underway, the Company is focusing on ensuring mill throughput rates reach nameplate capacity of 1,000 tonnes per day, and that grades and recoveries reconcile to plan.  As of current date, ramp up of mining and milling is well on track, with the major equipment performing to design during usual performance tests and commencement of operations.  While the ramp up remains the primary focus, efforts are already shifting to optimizing the operation and, in particular, ensuring that operating costs reach guidance levels.

The stockpile at Cerro Moro has continued to increase since year-end 2017 and through the first quarter of 2018.  As at May 6, 2018, the stockpile was estimated at 42,300 tonnes at 21.5 grams per tonne (“g/t”) gold and 995 g/t silver, providing added flexibility to the mine plan for 2018.  The operation has reached the planned six weeks of stockpiled ore, ahead of schedule which was originally the end of this quarter, and the grades are higher than planned.

The following table presents 2018 cost expectations for Cerro Moro provided earlier in 2018.

	Total cost of sales per ounce sold		Co-product cash costs(1) per unit produced		Co-product AISC(1) per unit produced
	2017	2018E	2017	2018E	2017	2018E
Gold	-	$1,100	-	$510	-	$650
Silver	-	$15.25	-	$7.10	-	$9.15
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements as described at the end of this press release. Reconciliations for all non-GAAP financial measures are available at http://www.yamana.com/Q12018 and in Section 10 of the Company’s first quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR.

For 2018 and 2019, the Company expects average co-product cash costs of $500 per ounce gold and $6.70 per ounce silver, and co-product AISC of $650 per ounce gold and $8.85 per ounce silver.

CERRO MORO EXPLORATION ACTIVITIES

The exploration program at Cerro Moro and in the mine district commenced in the second half of 2017 after a two-year period in which the primary focus was on mine engineering and construction activities.  The Company has set an exploration objective of adding one million gold equivalent ounces ("GEO") to the mineral inventory at Cerro Moro in the next several years.  Achieving this goal should provide further options for mine development including the potential to add a dedicated power line and reducing production costs.

To this end, the Company has allocated $11.2 million for exploration in 2018 (expanded from $9 million in the first quarter of 2018).  The additional funding will come from a discretionary portion of the exploration budget that was set aside at the beginning of the year and is to be allocated to those mines and assets returning the best results.

The Cerro Moro deposit is located in the Deseado Massif, which is a tectonic block in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 km2. The deposit consists of a series of low to intermediate sulphidation veins with high-grade gold-silver mineralization. The epithermal veins are relatively narrow subverticals with horizontal width ranging from 0.1 to 5 m, strike length from 100 to 4,000 metres and depth at 300 metres maximum.  Twelve zones have been delineated to date - Escondida, Martina, Zoe, Loma Escondida, Patricia, Nini Esperanza, Gabriela, Carla, Carlita, Deborah, Margarita and Veronica.  Cerro Moro is located on prospective ground with significant potential to expand mineral resources and ultimately extend the life of the operation.  Moreover, the Company has only begun to explore the regional potential of the 284,900 hectare land package and intends to take a systematic approach toward exploration initiatives to ensure it maximizes the value potential of Cerro Moro.

The objectives for the 2018 exploration program are:

  Convert 110,000 GEO of inferred mineral resources to measured and indicated mineral resources;
  Discover 250,000 GEO of new inferred mineral resources; and
  Define future drill targets through scout drilling, soil and rock sampling, and mapping.

Drilling relating to the mineral resource conversion objective began in the second quarter as planned.  The Company believes that this objective is highly achievable by year-end.

Set forth below in Table 1 are assays results received from infill drilling in 2017 after Yamana’s last exploration update which underpin the mineral resource conversion goal.

Table 1: Select 2017 infill drilling results, including all holes completed with results above 5.0 grams per tonne ("g/t") AuEq.  AuEq is calculated as g/t Au + (g/t Ag)/66.4 (true widths not known at this time).

Hole No.	Target	From	To	Length	Au (g/t)	Ag (g/t)	AuEq (g/t)
MD2303	Nini- Esperanza	68.0	72.0	4.0	3.98	661.7	13.9
MD2304	EFW	177.75	181.3	3.55	10.89	962.8	25.4
MD2304	EFW	182.7	194	11.3	11.12	1465.0	33.2
MD2309	Nini- Esperanza	33.4	37.4	4.0	2.15	255.3	6.0
MD2310	Gabriela	217.3	219.75	2.45	2.47	553.4	10.8
MD2316	EFW	139.1	146.2	7.1	4.73	305.1	9.3
MD2319	EFW	263	265.95	2.95	11.73	773.9	23.4
MD2321	ECE	157.7	160.28	2.58	9.44	16.2	9.7
MD2325	EW	101.7	102.45	0.75	76.70	1960.0	106.2
MD2325	EW	105.0	106.0	1.0	6.74	578.6	15.4
MD2341	EFW	204.35	207.00	2.65	3.40	209.0	6.6
MD2344	Zoe	307.0	310.0	3.0	3.75	200.3	6.8
MD2348	EFW	222.55	223.7	1.15	2.66	189.8	5.5
MD2362	Zoe	276.25	277.89	1.64	2.86	194.1	5.8
MD2365	Zoe	267.0	273.0	6.0	19.75	1392.5	40.7
MD2365	Zoe	276.0	281.5	5.5	1.95	403.0	8.0

The Company completed approximately 3,000 metres in the first quarter of 2018 in support of the second objective of discovering new inferred mineral resources by year-end.  The majority of this drilling focused on the Veronica vein, which was discovered in 2017 and is adjacent to existing infrastructure.  While many of the assays are still pending, early results have been encouraging with highlights presented in Table 2.

Table 2: Select 2018 results from Veronica, including all holes completed with results above 5.0 grams per tonne ("g/t") AuEq.  AuEq is calculated as g/t Au + (g/t Ag)/66.4 (true widths not known at this time).

Hole No.	Target	From	To	Length	Au (g/t)	Ag (g/t)	AuEq (g/t)
MD2224 Ext	Veronica CTB2	215.5	215.9	0.4	1105	808	1,117.20
MD2402	Veronica CTB2	76.3	77.0	0.7	1.79	320	6.6
MD2402	Veronica CTB2	92.5	93.7	1.2	4.77	319.2	9.6
MD2371	Veronica CTB2	21.8	22.7	0.9	3.27	146.7	5.5
MD2385	Veronica CTB2	71.00	72.63	1.63	9.33	594.1	18.3
MD2389	Veronica CTB2	232.5	233.2	0.7	18.45	9.3	18.6

Table 3 displays assays received from exploratory drilling completed since Yamana’s last exploration update.

Table 3: Select 2017 results, including all holes completed with results above 5.0 grams per tonne ("g/t") AuEq.  AuEq is calculated as g/t Au + (g/t Ag)/66.4 (true widths not known at this time).

Hole No.	Target	From	To	Length	Au (g/t)	Ag (g/t)	AuEq (g/t)
MD2314	Barbara South	63.4	64.6	1.2	33.51	2696.7	74.1
MD2314	Barbara South	78.2	80.0	1.8	2.17	389.4	8.0
MD2335	Esperanza Splay	24.4	24.8	0.4	5.95	6.8	6.1
MD2336	Esperanza Parallel	35.1	35.5	0.4	23.90	41.9	24.5
MD2356	Veronica CTB2	138.20	140.00	1.80	9.84	758.7	21.3
MD2357	Veronica CTB2	150.93	151.80	0.87	11.10	11.5	11.3
MD2366	Veronica CTB2	110.00	112.00	2.00	7.92	344.5	13.1
MD2371	Veronica CTB2	21.80	22.70	0.90	3.27	146.7	5.5
MD2378	Martina	259.65	260.35	0.70	12.35	25.3	12.7
MD2378	Martina	264.80	265.15	0.35	21.40	24.4	21.8
MD2381	Veronica CTB2	75.00	87.80	12.80	35.09	1088.3	51.5
MD2383	Veronica CTB2	91.00	92.40	1.40	5.95	285.6	10.3
MD2385	Veronica CTB2	71.00	72.63	1.63	9.33	594.1	18.3
MD2386	Veronica CTB2	85.00	86.00	1.00	3.76	437.0	10.3
MD2386	Veronica CTB2	159.70	161.00	1.30	3.50	275.7	7.7
MD2387	Veronica CTB2	152.10	152.80	0.70	13.80	629.3	23.3
MD2389	Veronica CTB2	232.50	233.20	0.70	18.45	9.3	18.6

Drilling received to date has started to define a near surface open pit high grade target on the west end of the Veronica vein and has expanded the mineralized zones for Martina, Barbara South, Esperanza Splay and Esperanza Parallel. Based on results received to date, the Company believes it will achieve its second exploration objective to add approximately 250,000 GEO of new inferred mineral resources by year-end.

In the first quarter of 2018, approximately 4,250 metres of scout drilling was also completed in support of the objective to define future drill targets. Assays have yet to be received for the majority of the work completed in the first quarter, however early results at Tres Lomas are encouraging and have provided a better understanding to the structural controls of the vein system, follow up drilling is planned throughout 2018 (notable drill holes are presented in Table 4 below). As well, visually impressive results were identified at Veronica (120 metres to the west of the known system), Martina, Esperanza Parallel, Silvia, Seco and Milagros. Additional targets to be tested with scout drilling in 2018 are Gabriel NW, La Negrita Edge and Michelle. Once assays are received for all of these drill holes, follow up drilling will commence on priority targets. In addition, a soil grid was completed in the first quarter comprised of more than 2,200 soil samples focusing on the core mine area.  Geological mapping, surface sampling and the completion of a geophysical survey are also planned for 2018 to help identify future targets.

Table 4: Select results from Tres Lomas including all holes completed with results above 5.0 grams per tonne ("g/t") AuEq.  AuEq is calculated as g/t Au + (g/t Ag)/66.4 (true widths not known at this time).

Hole No.	Target	From	To	Length	Au (g/t)	Ag (g/t)	AuEq (g/t)
MD2395	Tres Lomas	46.38	47.33	0.95	8.11	159	10.5

Measures have been taken to allow for an expanded exploration program in 2019. The construction of new core logging facilities is underway to allow processing of higher volumes of core and the establishment of a district exploration team has commenced to establish and develop drill targets away from the core mine. The focus for the 2019 exploration program will be to expand on the results of the program from 2018.  With a focus on generating a pipeline of exploration opportunities to ensure the Company reaches its larger objective of adding one million GEO in the next several years.

POTENTIAL TO IMPROVE OPERATING COSTS

With the exploration effort to date, the Company is now considering ahead of original plans investing in a connection to utility power which would further improve costs.

Additional details on the timing of the potential investment and subsequent development timeline plus capital estimates for construction of the necessary infrastructure are expected once the Company has advanced the opportunity to a more detailed level of study.

Qualified Persons

Scientific and technical information contained in this press release relating Cerro Moro has been reviewed and approved by Henry Marsden (Senior Vice President, Exploration) and Carlos Bottinelli (Manager, Technical Services). Each of Messrs. Marsden and Bottinelli is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including continued advancements at Cerro Moro. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “Mineral Reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

A photo accompanying this announcement is available at http://resource.globenewswire.com/Resource/Download/9a06cec7-7cbe-4965-ac53-12c46e0ffc24